Joshua Kushner, Esq.

126249 RiviersideDr:#342

Valley Village,CA91607

jkushner@thekushneroffices.com

January 24, 2017

VIA FEDERAL EXPRESS AND THE EDGAR SYSTEM

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549

Attention: Michael Killoy

Re:	Doers Education Asean Ltd.
Registration Statement on Form S-1
Filed December 30th, 2016
File No. 333-215367

Dear Mr. Killoy:

We express our appreciation for your prompt review of the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) of Doers Education Asean Ltd., a Delaware corporation (the “Company”). On behalf of the Company, we are responding to comments on the Registration Statement provided by the staff (the “Staff’) of the Securities and Exchange Commission (the “Commission”) by letter dated January 13, 2017 (the “Comment Letter”). In conjunction with these responses, the Company is filing its Amendment No. 1 to the Registration Statement (the “Amendment”) via EDGAR.

The Company’s responses to the Staff’s comments are indicated below, directly following a restatement of each comment in bold, italicized type. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter.

Form S-1

Signatures, Page II-5

1.	Staff Comment: Please revise to identify your principal executive officer, principal financial officer, and principal accounting officer or controller. See instruction to Signatures on Form S-1.

Company Response: Pursuant to the Staff’s request, the Company has revised the Signature section in the Amendment to identify the Company’s current principal executive officer, principal financial officer and principal accounting officer. All requested signatures have been provided in accordance with the instructions on Form S-1.

Form 10-Q, Fiscal Quarter End September 30, 2016

Certifications, Exhibits 31.1 and 32.1

2.	Staff Comment: We note the Section 302 and 906 certifications are signed by James Cassidy, President. We also note the Form 8-K filed July 25, 2016, as amended July 27, 2016, which states that James Cassidy resigned from your Company and Lin Wei-Hsien was appointed President. Please clarify who your president is and whether the certifications and the Form 10-Q were signed by the correct person.

Company Response: Pursuant to the Staff’s request, the Company has corrected the Section 302 and 906 certifications and Form 10-Q to reflect signature by the Company’s current President, Mr. Lin Wei-Hsien, as reflected in the Form 8-K filed July 25, 2016 and as amended July 27, 2016.

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Your prompt attention to the enclosed is greatly appreciated. If you have any questions regarding this filing or the Company’s responses, please do not hesitate to contact me at (323) 394-6088 or you may contact Cassidy & Associates at (202) 744-2929.

Sincerely,

/s/ Joshua A. Kushner
Joshua A. Kushner, Esq.
For Cassidy & Associates

cc:	Lin Wei-Hsien
Jim Cassidy, Esq.

KUSHNER LAW OFFICES	Tel:	(323) 394 6088
12629 RIVERSIDE DR., SUITE 342	Fax:	(213) 337 7058
VALLEY VILLAGE, CA 91607	Jkushner@thekushneroffices.com